Public Shrek Royalties LLC
6 Harrison Street, 5th Floor
New York, NY 10013

September 22, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Public Shrek Royalties LLC
Offering Statement on Form 1-A

To Whom It May Concern:
We are filing today with the U.S. Securities and Exchange Commission (the “SEC”) an Offering Statement of Public Shrek Royalties LLC (the “Issuer,” “we” or “our”) on Form 1-A (the “Offering Statement”).
We would like to point out to the staff of the SEC that the Issuer is a newly formed entity affiliated with Otis Wealth, Inc. (the “Managing Member”), the managing member of various issuers that have previously filed with the SEC offering statements on Form 1-A that were subsequently qualified.
We would further like to point out to the staff of the SEC that we were recently formed as a Delaware limited liability company and have not conducted any operations prior to the date of the Offering Statement and will not conduct any business activities except for activities relating to the ownership, maintenance and eventual sale of the asset described in the Offering Circular (the “Offering Circular”). We have not yet commenced operations and have no assets or liabilities at this time, and will not until after the qualification of this offering by the SEC and the offering closes.
Accordingly, we have not presented financial statements in the Offering Circular, though we have described in the Offering Circular certain critical accounting policies that we intend to adopt following our acquisition of the asset described therein. We plan to engage an independent auditor to audit our financial statements after the qualification of this offering by the SEC, the offering closes and operations commence. Following the offering, we will include audited financial statements in our annual reports with the SEC on Form 1-K containing our financial statements for such fiscal year, presented in accordance with U.S. generally accepted accounting principles, including a balance sheet, statements of operation, statement of changes in members’ equity and statement of cash flows, with such statements having been audited by an independent auditor selected by the Managing Member.
Pursuant to the Commission’s Financial Reporting Manual, Section 1160 provides certain scenarios for recently organized companies to be able to omit financial statements. Our operations fall under that of Section 1160.1, for issuers filing with an effective date before the issuer is capitalized on other than a nominal basis. While we understand that the language of the Financial Reporting Manual speaks to “registrants,” we believe that such allowances should be granted to companies filing under Regulation A as well. Further, as by definition, issuers utilizing Regulation A are pursuing smaller offerings, equitable treatment of Regulation A issuers and registrants would result in an extension of the relief of Section 1160.1 of the Financial Reporting Manual.

Furthermore, on page 180 of the Final Rules for amending Regulation A in 2015 under Release 33-9741, the SEC stated that the “special financial report requires audited financial statements for … the life of the issuer if less than a full fiscal year … to be filed not later than 120 calendar days after qualification of the offering statement if the offering statement does not include such financial statements” (emphasis added). The latter clause indicates that the SEC contemplated a scenario where an offering statement would not include any financial statements. This is shown as well in Rule 257(b)(2)(ii) itself, which states that “[e]ach issuer that has filed an offering statement for a Tier 2 offering that has been qualified pursuant to this Regulation A must file with the Commission … [a] special financial report on Form 1-K or Form 1-SA if the offering statement did not contain the following: (A) [a]udited financial statements for the issuer’s most recent fiscal year (or for the life of the issuer if less than a full fiscal year) preceding the fiscal year in which the issuer’s offering statement became qualified; or (B) unaudited financial statements covering the first six months of the issuer’s current fiscal year if the offering statement was qualified during the last six months of that fiscal year.” By negative inference, if an issuer has neither completed a short fiscal year nor six months of the current fiscal year, no special financial report would be required, thus no financial statements.
Pursuant to Part F/S paragraph (b)(3) of Form 1-A, no consolidated balance sheet is required as the Issuer does not fall within the timelines under subparagraphs (A)-(D) of paragraph (b)(3). Specifically, the filing is not being made within the shortest period specified (that of subparagraph (d)), “the period from inception until three months after reaching the annual balance sheet date for the first time.” Part F/S paragraph (c)(1)(i) indicates that the age of financial statements for a Tier 2 Regulation A offering follows that set forth in paragraphs (b)(3)-(4) of Part F/S. Statements of comprehensive income, cash flows and changes in members’ equity must be provided “for each of the two fiscal years preceding the date of the most recent balance sheet being filed or such shorter period as the issuer has been in existence.” We understand “such shorter period as the issuer has been in existence” to modify “for each of the two fiscal years”; in other words, if an issuer has been in existence for only one fiscal year, such period is acceptable. However, if no fiscal year has been completed prior to filing or qualification, no such statements would be warranted.
Inclusion of financial statements in the Offering Circular would not add meaningful investor protection given that such statements would merely be disclosing no activity, but would increase the overhead of the Managing Member in preparing the Offering Statement.
Please do not hesitate to contact the undersigned at (843) 442-7908 or keith@public.com, or our counsel, Andrew Stephenson of CrowdCheck Law LLP, at (650) 906-9984 or andrew@crowdchecklaw.com, if you have any questions regarding the Offering Statement.
Sincerely,

Public Shrek Royalties LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      President, Secretary, Treasurer & Sole Director

cc:
Andrew Stephenson, Esq.